Exhibit 99.4


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

       Elbit Medical Imaging Announces Approval of Directors and Officers
                   Liability Insurance for Executive Chairman

Tel-Aviv, Israel - December 9, 2004 - Elbit Medical Imaging Ltd. (NASDAQ:EMITF) ("EMI") today announced that pursuant to the Company's shareholder approval on December 24, 2003, of a Framework Resolution (within the meaning of such term in the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000) with respect to the coverage of the liability of Mr. Mordechay Zisser, the indirect controlling shareholder of the Company who serves as Executive Chairman of the Company's board of directors, under the general insurance policies of the Company for the coverage of directors' and officers' liability, the Company's board of directors approved on November 28, 2004, following approval by the Company's audit committee on November 26, 2004, the coverage of Mr. Zisser's liability under a new directors' and officers' insurance policy.

The following is a short description of the main terms of the Company's insurance policy:

The policy covers the liability of directors and officers of the Company, including as directors or officers of the Company's subsidiaries for a one-year period beginning in October 31, 2004 and ending in October 31, 2005, covering a total liability of $40 million per occurrence and per duration of the policy in the framework of the general insurance policy of Europe-Israel (M.M.S.) Ltd. and companies controlled by it. The premium to be paid by the Company with respect to this insurance policy is approximately $196,000, out of a total premium of $589,000 to be paid with respect to this policy. The coverage of such policy also includes acts and/or omissions performed by previous directors and officers of the Company for a one-year period beginning in October 31, 2004 and ending in October 31, 2005 without any retroactive limitation and subject to the terms of the policy.

The Company's audit committee and board of directors determined that this policy and the coverage of Mr. Zisser's liability there under comply with the terms of the Framework Resolution, as detailed in the Company's proxy statement dated November 25, 2003.

Pursuant to Section 1(C) of the aforementioned regulations, one shareholder or more holding 1% of the Company's issued share capital or voting rights may notify the Company of such shareholder's objection to the approval of the coverage of Mr. Zisser's liability under the said insurance policy in accordance with the aforementioned regulations, provided such objection is submitted to the Company no later than 7 days following the date of this press release. If such objection is received at the Company within this 7-day period, the coverage of Mr. Zisser's liability under the said policy will require shareholders' approval by a special majority pursuant to the Israeli Companies Law of 1999.

About Elbit Medical Imaging
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: Commercial and Entertainment Malls through its subsidiary Plaza Centers; the Hotel segment through its subsidiary Elscint Ltd.; image guided treatment through InSightec; and venture capital investments in the telecommunications business.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.

   Company Contact:                       Investor Contact:
   ----------------                       -----------------
   Shimon Yitzhaki                        Rachel Levine
   Elbit Medical Imaging Ltd.             The Anne McBride Company
   syitzhaki@europe-israel.com            rlevine@annemcbride.com
   +011-972-3-608-6000                    +212-983-1702 x207
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